UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

Tender Offer Statement Under

Section 14(d)(1) or Section 13(e)(1)of the Securities Exchange Act of 1934

REGAL-BELOIT CORPORATION

(Name of Subject Company)

REGAL-BELOIT CORPORATION

(Name of Filing Person)

2.75% Convertible Senior Subordinated Notes Due 2024

(Title of Class of Securities)

758750 AA1 and 758750 AB9

(CUSIP Number of Class of Securities)

Paul J. Jones, Esq.

Vice President, General Counsel and Secretary

Regal-Beloit Corporation

200 State Street

Beloit, Wisconsin 53511-6254

(608) 364-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Benjamin F. Garmer, III

Jay O. Rothman

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5367

(414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$116,581,250	$4,582

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.75% Convertible Senior Subordinated Notes Due 2024 (the “Securities”), as described herein, is $1,013.75 per $1,000 principal amount of the Securities outstanding. As of February 15, 2009, there was $115,000,000 in aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $116,581,250.
**	The fee is $39.30 per $1,000,000 of the aggregate offering amount (or .00003930 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,582.00	Filing Party:	Regal-Beloit Corporation

Form or Registration No.: 005-38563	Date Filed:	February 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Regal Beloit Corporation, a Wisconsin corporation (the “Company”), with the Securities and Exchange Commission on February 13, 2009, relating to the right of each holder of the Company’s 2.75% Convertible Senior Subordinated Notes Due 2024 (the “Securities”) to sell, and the obligation of the Company to purchase, the Securities (the “Put Option”). The Put Option was subject to the terms and conditions set forth in the Indenture, dated as of April 5, 2004, between the Company and U.S. Bank National Association, as supplemented by the First Supplemental Indenture, dated as of December 9, 2004; the Securities; the Company Notice, dated February 13, 2009; and the related notice materials filed as exhibits to the Schedule TO.

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

The Schedule TO, as amended and supplemented by this Amendment No. 1, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and (4) under the Securities Exchange Act of 1934, as amended.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and restated in its entirety to read as follows:

(a) Not applicable.

(b) The Put Option expired at 5:00 p.m., Eastern Time, on Friday, March, 13, 2009. No Securities were validly surrendered for purchase pursuant to the Put Option. After the expiration of the Put Option, $115,000,000 aggregate principal amount of Securities remained outstanding.

Item 12.	Exhibits.

The Exhibit Index on the page immediately following the signature page is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Dated: March 16, 2009	REGAL BELOIT CORPORATION

	By:	/s/ Henry W. Knueppel
Henry W. Knueppel Chairman and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of 2.75% Convertible Senior Subordinated Notes Due 2024, dated February 13, 2009.*

(a)(1)(B)	Form of Purchase Notice.*

(a)(1)(C)	Form of Notice of Withdrawal.*

(a)(1)(D)	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(E)	Press Release issued by the Company on February 13, 2009.*

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.